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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-10963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 Providence Road Suite 201
(No. and Street)

Towson,	Maryland	21286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig G. Fischer 410-296-0470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kuczak & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

139 North Main Street	Bel Air	Maryland	21014
(Address)	(City)	(State)	(Zip Code)

SEC / TM 2018 FEB 12 AM 11:27 RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig G. Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MERRY L. HOLMAN
Notary Public
Harford County
Maryland
My Commission Expires March 24, 2019

Merry L. Holman
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Kuczak & Associates, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Atlantic Securities, Inc.
Towson, Maryland

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Atlantic Securities, Inc. as of December 31, 2017, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Securities, Inc.as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, appropriate evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

We have served as the Company's auditor consecutively since 2004.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the standards of the PCAOB. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Bel Air, Maryland
January 17, 2018

ATLANTIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Current Assets:	
Cash and Equivalents	$ 25,316
Fixed Assets:	
Furniture & Fixtures	29,821
Less: Accumulated Depreciation	(29,821)
Total Fixed Assets	-
Other Assets:	
Security Deposit	1,547
Total Other Assets	1,547
TOTAL ASSETS	$ 26,863

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued Expenses	$ 7,369
Total Current Liabilities	7,369
Stockholders' Equity:	
Capital Stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	19,727
Retained Earnings	(233)
Total Stockholders' Equity	19,494
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 26,863

See Accompanying Notes

ATLANTIC SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Commissions	$ 85,259
EXPENSES:	
Commissions	29,502
Rent	15,471
Dues & Subscriptions	5,193
Telephone	2,195
Automobile	9,233
Office	5,898
Accounting	3,675
Other Expenses	6,353
Total Expenses	77,520
NET INCOME	$ 7,739

See Accompanying Notes

ATLANTIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2017

CAPITAL STOCK	$ 19,727
RETAINED EARNINGS:	
Balance at Beginning of Year	(72)
Net Income	7,739
Distributions	(7,900)
Balance at End of Year	(233)
TOTAL STOCKHOLDERS' EQUITY	$ 19,494

See Accompanying Notes

ATLANTIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 7,739
Adjustments to reconcile net income to net cash used by operating activities:	
Decrease in accrued expenses	(71)
Net cash provided by operating activities	7,668
CASH FLOWS FROM INVESTING ACTIVITIES:	
Distributions to shareholders	(7,900)
Net cash used in investing activities	(7,900)
NET DECREASE IN CASH AND EQUIVALENTS	(232)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	25,548
CASH AND EQUIVALENTS AT END OF YEAR	$ 25,316

See Accompanying Notes

Note 1 - NATURE OF OPERATIONS

Atlantic Securities, Inc. (the "Company") was formed as a corporation under the general laws of the State of Maryland on July 12, 1962. The Company advises investors in the Mid-Atlantic region, in the purchase of mutual fund investments and acts as an agent, receiving commissions from mutual fund families when their clients purchase mutual fund investments. The Company's business is limited to mutual funds and/or variable annuities.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commission revenue is recorded on a trade-date basis.

Cash and Equivalents

For the purposes of the cash flow presentation, the Company considers all cash on deposit and money market funds as cash and equivalents.

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, Management has not provided an allowance for doubtful accounts on these receivables.

Subsequent Events

Management has evaluated subsequent events through January 17, 2018, the date which the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment to or disclosure in the accompanying financial statements.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fixed Assets

Fixed assets are recorded at cost. Maintenance, repairs and minor renewals are charged against income as incurred. Major renewals and betterments are capitalized. Depreciation is calculated using accelerated methods over the estimated useful lives of the respective assets.

Income Taxes

The stockholders of the Company have elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholders are taxed on their proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements contain no significant estimates.

Note 3 - RELATED PARTY TRANSACTIONS

The Company's stock is owned by the same individuals who also own all the stock of Atlantic Securities Associates, Inc., an insurance brokerage; and Atlantic Financial Services, Inc., a SEC registered investment advisor in the State of Maryland. The Company currently shares office facilities, personnel and furniture with both entities and charges the affiliates for shared expenses.

Note 3 - RELATED PARTY TRANSACTIONS - CONTINUED

The owners of the Company received compensation of $13,484 for the year ended December 31, 2017. This amount is included in commission expense in the accompanying financial statements, of which $-0- was unpaid at year-end.

Note 4 - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients. The Company utilizes five brokers to generate revenue, however, the owners are responsible for approximately 45.58% of the revenue earned by the Company.

Note 5 - LEASES

The Company currently shares office space with a related company under an operating lease, which expires December 31, 2018. Rent expense for the year ended December 31, 2017 amounted to $15,471; which reflects reimbursement for some rental expense from affiliated entities.

Total future minimum lease payments for the twelve-month period ended December 31, 2017 total $15,471.

Note 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no liabilities subordinated to claims of general creditors.

ATLANTIC SECURITIES, INC.
Notes to Financial Statements
December 31, 2017

Note 7 - REGULATORY REQUIREMENTS

As a registered dealer in securities, the Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than fifteen times net capital, as defined.

As of December 31, 2017, the Company's net capital was $17,947 which exceeded the net capital requirement by $12,947. As of December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was approximately .41 to 1.

The corporation is exempt from the provisions of the Securities and Exchange Commission's Customer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section K(1) of the rule.

SUPPLEMENTARY SCHEDULE

ATLANTIC SECURITIES, INC.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL
(PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)
DECEMBER 31, 2017

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Liabilities included in aggregate indebtedness:	
Accrued commissions & expenses	$ 7,369
Aggregate Indebtedness	$ 7,369
COMPUTATION OF NET CAPITAL	
Total stockholders' equity	$ 19,494
Less: Total Non-Allowable Assets	(1,547)
Net capital before haircuts on securities positions	17,947
Haircuts on securities:	
Money market account	-
Net Capital	$ 17,947
CAPITAL REQUIREMENTS	
Net capital required	$ 5,000
Net capital in excess of requirements	12,947
Net capital, as shown above	$ 17,947
Ratio of aggregated indebtedness to net capital	.41 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 17,947
Rounding	-
Net Capital Per Above	$ 17,947
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ 7,369
No changes required, as noted during audit	-
Aggregate indebtedness, Per Above	$ 7,369

There were no material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A. Material inadequacies were not found to exist since the previous audit.

See Independent Auditors' Report

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Atlantic Securities, Inc.
Towson, Maryland

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Report, in which (1) Atlantic Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Atlantic Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Atlantic Securities, Inc. stated that Atlantic Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception. Atlantic Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Atlantic Securities, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kuczak & Associates, P.A.

Bel Air, Maryland
January 17, 2018

ATLANTIC SECURITIES, INC.
Exemption Report
Rule 15c-3-3 of the Securities and Exchange Commission

Atlantic Securities, Inc. is exempt from Rule 15c-3 of the Securities and Exchange Commission pursuant to 17 C.F.R. § 240.15c3-3(k)(1) for the year ended December 31, 2017. The Company was in compliance for the entire year ended December 31, 2017. I attest that Atlantic Securities, Inc. was in compliance with the identified exemption provision above throughout the year of 2017 without exception.

Craig Fischer, President